                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)


                                                                                                Year Ended December 31,
                                                               Three Months Ended ------------------------------------------------
                                                                 March 31, 1999     1998      1997      1996      1995      1994
                                                               ------------------ --------  --------  --------  --------  --------
FIXED CHARGES:
  Interest on long-term debt                                          $18,139     $ 75,810  $ 81,592  $ 82,505  $ 89,139  $ 94,646
  Other interest                                                          174        1,290       752     1,632     2,599     1,095
  Monthly Income Preferred Securities dividend requirements             3,141       12,562    12,562     7,921         -         -
  Amortization of debt discount, premium and expense - net                649        5,266     5,828     5,973     6,252     6,381
  Portion of lease payments representing an interest factor            11,132       44,146    44,208    44,357    44,386    44,839
                                                                      -------     --------  --------  --------  --------  --------
        Total Fixed Charges                                           $33,235     $139,074  $144,942  $142,388  $142,376  $146,961
                                                                      -------     --------  --------  --------  --------  --------

EARNINGS:
  Income from continuing operations                                   $35,869     $148,548  $141,820  $149,860  $151,070  $147,449
  Income taxes                                                         20,772*      74,912*   73,838*   83,008*   92,894*   84,191*
  Fixed charges as above                                               33,234      139,074   144,943   142,388   142,376   146,961
                                                                      -------     --------  --------  --------  --------  --------
        Total Earnings                                                $89,875     $362,534  $360,601  $375,256  $386,340  $378,601
                                                                      -------     --------  --------  --------  --------  --------

RATIO OF EARNINGS TO FIXED CHARGES                                       2.70         2.61      2.49      2.64      2.71      2.58
                                                                      =======     ========  ========  ========  ========  ========

    Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $0.6 million for the three months ended March 31, 1999, has been excluded from the ratio.

*Earnings related to income taxes reflect a $2.0 million decrease for the three months ended March 31, 1998, and a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.76 for the three months ended March 31, 1999, and 2.69, 2.61, 2.72, 2.81 and 2.67 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.